UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 2, 2020

PARSLEY ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36463	46-4314192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

303 Colorado Street

Suite 3000

Austin, Texas 78701

(Address of principal executive offices)

(Zip Code)

(737) 704-2300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	PE	New York Stock Exchange

Item 8.01	Other Events.

As previously disclosed, on October 14, 2019, Parsley Energy, Inc., a Delaware corporation (“Parsley”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Parsley, Jagged Peak Energy Inc., a Delaware corporation (“Jagged Peak”), and Jackal Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parsley (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Jagged Peak, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with Jagged Peak continuing as the surviving corporation in the Merger. As a result of the Merger, Jagged Peak would become a wholly owned subsidiary of Parsley. On November 26, 2019, Parsley filed with the Securities and Exchange Commission (the “SEC”) a Joint Proxy Statement/Prospectus for the solicitation of proxies in connection with the special meeting of Parsley’s stockholders, to be held on January 9, 2020, to vote upon, among other things, matters necessary to complete the Merger (the “Proxy Statement”). All information regarding the events discussed in this Form 8-K, as described below, has been provided to Parsley by Jagged Peak.

Litigation Related to the Merger

Following the initial filing of the Proxy Statement with the SEC, six purported stockholders of Jagged Peak filed separate complaints (including several putative class actions complaints, on behalf of themselves and all owners of Jagged Peak’s common stock, other than defendants and related or affiliated persons) against Jagged Peak and the directors of Jagged Peak. The six complaints (collectively referred to as the “Stockholder Actions”) are captioned as follows: Eric Sabatini v. Jagged Peak Energy Inc. et al., Case No. 1:19-cv-02114 (D. Del.) (the “Sabatini Action”), Jean-Pierre Enguehard v. Jagged Peak Energy, Inc. et al., Case No. 2019-cv-34328 (Distr. Ct., Denver, CO) (the “Enguehard Action”), Kelly Small v. Jagged Peak Energy Inc. et al., Case No. 1:19-cv-10698 (S.D.N.Y.) (the “Small Action”), Sherrie Wynne v. Jagged Peak Energy Inc. et al., Case No. 1:19-cv-03281 (D. Colo.) (the “Wynne Action”), Mark Prinzel v. Jagged Peak Energy Inc. et al., Case No. 1:19-cv-10886 (S.D.N.Y.) (the “Prinzel Action”), and Stephen Bushansky v. Jagged Peak Energy Inc. et al., Case No. 1:19-cv-3433 (D. Colo.) (the “Bushansky Action”).

The Stockholder Actions allege that, among other things, the Proxy Statement fails to disclose certain allegedly material information in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as Rule 14a-9 under the Exchange Act. The Enguehard Action further alleges that the directors of Jagged Peak failed to fulfill their fiduciary duties in connection with the Merger by purportedly initiating a process to sell Jagged Peak in a transaction that undervalues Jagged Peak. The complaints seek injunctive relief enjoining the Merger and damages and costs, among other remedies. Copies of the complaint in each of the Stockholder Actions are attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated by reference herein.

It is possible that additional, similar complaints may be filed or the complaints described above may be amended. If this occurs, Jagged Peak does not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although Jagged Peak cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Jagged Peak and Jagged Peak’s defendant directors believe that these complaints are without merit and intend to vigorously defend them.

Jagged Peak believes that no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Stockholder Actions delaying the Merger and minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, Jagged Peak is voluntarily making certain disclosures below that supplement those contained in the Proxy Statement. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Jagged Peak specifically denies all allegations in the foregoing complaints, including that any additional disclosure was or is required.

SUPPLEMENT TO PROXY STATEMENT

Parsley is supplementing the Proxy Statement with certain additional information provided by Jagged Peak set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. New text is underlined and bolded, and deleted text is stricken through.

The disclosure on page 66 is hereby supplemented by adding the following sentence at the end of the last paragraph on the page.

The mutual confidentiality agreement with Company E was on customary terms, did not contain a “don’t ask, don’t waive” provision, permitted private offers during the standstill period and provided that the standstill provisions would fall-away if Jagged Peak entered into an agreement similar to the merger agreement.

The disclosure on page 68 is hereby supplemented by adding the following sentence at the end of the last paragraph on the page.

The mutual confidentiality agreement with Company A was on customary terms, did not contain a “don’t ask, don’t waive” provision, permitted private offers during the standstill period and provided that the standstill provisions would fall-away if Jagged Peak entered into an agreement similar to the merger agreement.

The disclosure on page 88 of the Proxy Statement is hereby supplemented by inserting the following as line items on the table at the top of the page under the heading “Oil and Gas Strip Pricing” and revising footnote (1) in such table as follows:

Interest expense	$20	$50	$50	$47	$40	$33
Unlevered free cash flow (calculated as free cash flow plus interest expense)(4)	$(126)	$(116)	$24	$158	$206	$212
Unlevered free cash flow (calculated as EBITDA less capital expenditures and cash taxes excluding the effect of interest expense)(5)	$(142)	$(116)	$24	$158	$206	$212

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. 2025E EBITDA used by RBCCM in its discounted cash flow analysis to derive the terminal value was $743 million.

(4)

Arithmetically derived by RBCCM for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(5)

Arithmetically derived by Citi for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management; assumes additional leasehold and acquisition-related capital expenditures of approximately $15 million in the second half of fiscal year 2019. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The disclosure on page 88 of the Proxy Statement is hereby supplemented by inserting the following as line items on the table at the bottom of the page under the heading “Wall Street Consensus Pricing” and revising footnote (1) in such table as follows:

Interest expense	$20	$49	$45	$36	$30	$29
Unlevered free cash flow (calculated as free cash flow plus interest expense)(4)	$(121)	$(96)	$151	$296	$338	$341
Unlevered free cash flow (calculated as EBITDA less capital expenditures and cash taxes excluding the effect of interest expense)(5)	$(136)	$(96)	$151	$296	$338	$345

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. 2025E EBITDA used by RBCCM in its discounted cash flow analysis to derive terminal value was $880 million.

(4)

Arithmetically derived by RBCCM for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(5)

Arithmetically derived by Citi for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management; assumes additional leasehold and acquisition-related capital expenditures of approximately $15 million in the second half of fiscal year 2019. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The disclosure on page 89 of the Proxy Statement is hereby supplemented by inserting the following as line items on the table in the middle of the page under the heading “Oil and Gas Strip Pricing” and revising footnote (1) in such table as follows:

Interest expense	$60	$123	$123	$123	$123	$123
Unlevered free cash flow (calculated as free cash flow plus interest expense)(4)	$162	$281	$202	$215	$389	$496
Unlevered free cash flow (calculated as EBITDA less capital expenditures and cash taxes excluding the effect of interest expense)(5)	$163	$281	$144	$189	$363	$471

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. 2025E EBITDA used by RBCCM in its discounted cash flow analysis to derive terminal value was $2,283 million.

(4)

Arithmetically derived by RBCCM for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(5)

Arithmetically derived by Citi for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The disclosure on page 89 of the Proxy Statement is hereby supplemented by inserting the following as line items on the table at the bottom of the page under the heading “Wall Street Consensus Pricing” and revising footnote (1) in such table as follows:

Interest expense	$60	$123	$123	$123	$123	$123
Unlevered free cash flow (calculated as free cash flow plus interest expense)(4)	$182	$345	$440	$489	$668	$778
Unlevered free cash flow (calculated as EBITDA less capital expenditures and cash taxes excluding the effect of interest expense)(5)	$182	$345	$382	$463	$643	$752

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. 2025E EBITDA used by RBCCM in its discounted cash flow analysis to derive terminal value was $2,644 million.

(4)

Arithmetically derived by RBCCM for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(5)

Arithmetically derived by Citi for purposes of its discounted cash flow analysis based on estimates of Jagged Peak’s management. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

The disclosure on page 108 of the Proxy Statement is hereby supplemented by revising the third and fourth sentences of the paragraph summarizing the discounted cash flow analysis of Jagged Peak as follows:

Citi calculated terminal values for Jagged Peak by applying to Jagged Peak’s fiscal year 2023 estimated EBITDA a ~~selected~~ range of EBITDA multiples of 4.5x to 5.5x selected based on Citi’s professional judgment and taking into account, among other things, observed EBITDA trading multiples of Jagged Peak and the Jagged Peak selected companies. The present values (as of June 30, 2019) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 10.3% derived from a weighted average cost of capital calculation.

The disclosure on page 108 of the Proxy Statement is hereby supplemented by revising the third and fourth sentences of the paragraph summarizing the discounted cash flow analysis of Parsley as follows:

Citi calculated terminal values for Parsley by applying to Parsley’s fiscal year 2023 estimated EBITDA a ~~selected~~ range of EBITDA multiples of 4.5x to 5.5x selected based on Citi’s professional judgment and taking into account, among other things, observed EBITDA trading multiples of Parsley and the Parsley selected companies. The present values (as of June 30, 2019) of the cash flows and terminal values were then calculated using a selected range of discount rates of 8.2% to 9.5% derived from a weighted average cost of capital calculation.

The disclosure on page 109 of the Proxy Statement is hereby supplemented by revising the third sentence of the paragraph summarizing the net asset value analysis of Jagged Peak as follows:

An implied aggregate reference range was derived, based on the Jagged Peak forecasts (reflecting both Strip Pricing and Wall Street Consensus Pricing), public filings and other publicly available information, as applicable, from (i) the after-tax net present values (as of June 30, 2019 and using a selected range of discount rates of 9.0% to 10.3% derived from a weighted average cost of capital calculation) of (a) the unlevered, after-tax free cash flows that Jagged Peak was projected to generate from Jagged Peak’s proved developed producing reserves and currently undeveloped resources and (b) Jagged Peak’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge and pricing contract gains and losses, and (ii) Jagged Peak’s net debt as of June 30, 2019 and estimated non-operated acreage value.

The disclosure on page 109 of the Proxy Statement is hereby supplemented by revising the third sentence of the paragraph summarizing the net asset value analysis of Parsley as follows:

An implied aggregate reference range was derived, based on the Jagged Peak-Parsley forecasts (reflecting both Strip Pricing and Wall Street Consensus Pricing), public filings and other publicly available information, as applicable, from (i) the after-tax net present values (as of June 30, 2019 and using a selected range of discount rates of 8.2% to 9.5% derived from a weighted average cost of capital calculation) of (a) the unlevered, after-tax free cash flows that Parsley was projected to generate from Parsley’s proved developed producing reserves and currently undeveloped resources and (b) Parsley’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge gains and losses, and (ii) Parsley’s net debt as of June 30, 2019 and estimated non-operated and non-drilling spacing units acreage value.

The disclosure on page 115 of the Proxy Statement is hereby supplemented by revising the first sentence of the first paragraph as follows:

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Jagged Peak common stock, Parsley Class A common stock and the selected U.S. companies in the acquisition, exploration, development and production of oil and natural gas business (“E&P”) as of October 11, 2019, (ii) historical, financial and operating data for the selected companies based on publicly available information for each company as of October 11, 2019, (iii) the Enterprise Values for (a) Jagged Peak based on net debt as of June 30, 2019 of approximately $625 million and (b) Parsley based on net debt as of June 30, 2019 of approximately $2,176 million and (iv) per share amounts for (a) Jagged Peak based on diluted shares outstanding as of October 11, 2019 of approximately 216.3 million ~~using the treasury stock method~~ and (b) Parsley based on diluted shares outstanding as of October 11, 2019 of approximately 318.2 million ~~using the treasury stock method~~.

The disclosure on page 116 of the Proxy Statement is hereby supplemented by revising the second sentence of the subsection summarizing the discounted cash flow analysis of Jagged Peak as follows:

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 9.0% to 11.0% based on an estimated WACC of Jagged Peak, using the capital asset pricing model (“CAPM”) as well as applying a size premium and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 3.0x to 4.0x estimated calendar year 2025 (“2025E”) EBITDA~~,~~. The terminal multiples were selected based on RBCCM’s professional judgment and taking into account, among other things, observed EBITDA trading multiples of Jagged Peak and the selected publicly traded companies that RBCCM reviewed for purposes of its Jagged Peak selected companies analysis, and the ~~which~~ estimated EBITDA year was the terminal year EBITDA for Jagged Peak based on the Standalone Jagged Peak Projections.

The disclosure on page 118 of the Proxy Statement is hereby supplemented by revising the second sentence of the subsection summarizing the discounted cash flow analysis of Parsley as follows:

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 8.5% to 10.5% based on an estimated WACC of Parsley, using CAPM, as well as applying a size premium and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 3.50x to 4.50x 2025E EBITDA~~,~~. The terminal multiples were selected based on RBCCM’s professional judgment and taking into account, among other things, observed EBITDA trading multiples of Parsley and the selected publicly traded companies that RBCCM reviewed for purposes of its Parsley selected companies analysis, and the ~~which~~ estimated EBITDA year was the terminal year EBITDA for Parsley based on the Standalone Parsley Projections.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Parsley and Jagged Peak. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, Parsley filed with the U.S. Securities and Exchange Commission (“SEC”), on November 22, 2019, an amendment to the registration statement on Form S-4 that was originally filed on November 5, 2019, that includes a joint proxy statement of Jagged Peak and Parsley and a prospectus of Parsley. The registration statement was declared effective on November 26, 2019, and Jagged Peak and Parsley commenced mailing the definitive joint proxy statement/prospectus on or about November 27, 2019. Jagged Peak and Parsley may also file other documents with the SEC regarding the Transaction. This communication is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC or any other documents that Parsley or Jagged Peak may file with the SEC or send to stockholders of Parsley or Jagged Peak in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF JAGGED PEAK AND PARSLEY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Parsley or Jagged Peak through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Jagged Peak will be made available free of charge on Jagged Peak’s website at http://www.jaggedpeakenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Jagged Peak Energy Inc., 1401 Lawrence Street, Suite 1800, Denver, CO 80202, Tel. No. (720) 215-3754. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www.parsleyenergy.com/investors or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, TX 78701, Tel. No. (512) 505-5199.

Participants in the Solicitation

Parsley, Jagged Peak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Jagged Peak’s directors and executive officers is contained in the proxy statement for Jagged Peak’s 2019 Annual Meeting of Stockholders filed with the SEC on April 10, 2019, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Jagged Peak’s website at http://www.jaggedpeakenergy.com. Information regarding Parsley’s executive officers and directors is contained in the proxy statement for the Parsley’s 2019 Annual Meeting of Stockholders filed with the SEC on April 8, 2019 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing the Parsley’s website at http://www.parsleyenergy.com/investors.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

This Current Report on Form 8-K (“Form 8-K”) contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Parsley or Jagged Peak expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Parsley may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Jagged Peak may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Parsley’s common stock or Jagged Peak’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Parsley and Jagged Peak to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Parsley’s or Jagged Peak’s control, including those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.parsleyenergy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Jagged Peak’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Jagged Peak’s website at http://www.jaggedpeakenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Parsley or Jagged Peak believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Parsley and Jagged Peak undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

99.1	Complaint filed by Eric Sabatini on November 8, 2019 in the United States District Court for the District of Delaware (incorporated by reference to Exhibit 99.1 to Jagged Peak’s Current Report on Form 8-K, File No. 001-37995, filed with the SEC on January 2, 2020).

99.2	Complaint filed by Jean-Pierre Enguehard on November 12, 2019 in the District Court, City and County of Denver, Colorado (incorporated by reference to Exhibit 99.2 to Jagged Peak’s Current Report on Form 8-K, File No. 001-37995, filed with the SEC on January 2, 2020).

99.3	Complaint filed by Kelly Small on November 19, 2019 in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit 99.3 to Jagged Peak’s Current Report on Form 8-K, File No. 001-37995, filed with the SEC on January 2, 2020).

99.4	Compliant filed by Sherrie Wynne on November 20, 2019 in the United States District Court for the District of Colorado (incorporated by reference to Exhibit 99.4 to Jagged Peak’s Current Report on Form 8-K, File No. 001-37995, filed with the SEC on January 2, 2020).

99.5	Complaint filed by Mark Prinzel on November 25, 2019 in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit 99.5 to Jagged Peak’s Current Report on Form 8-K, File No. 001-37995, filed with the SEC on January 2, 2020).

99.6	Complaint filed by Stephen Bushansky on December 5, 2019 in the United States District Court for the District of Colorado (incorporated by reference to Exhibit 99.6 to Jagged Peak’s Current Report on Form 8-K, File No. 001-37995, filed with the SEC on January 2, 2020).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARSLEY ENERGY, INC.

Dated: January 2, 2020	By:	/s/ Colin W. Roberts
Colin W. Roberts
Executive Vice President—General Counsel